

03054739

SECURI... ...MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44160

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Charles W. Cammack Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Rector Street, 24th Floor
(No. and Street)

New York, New York 10006
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Arleen J. Soberman (212) 227-7770
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dannible & McKee, LLP
(Name – *if individual, state last, first, middle name*)

Financial Plaza, 221 S. Warren Street, Syracuse, New York 13202
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Emile J. Schoffelen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Charles W. Cammack Associates, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

ARLEEN SOBERMAN
Commissioner of Deeds
City of New York - No. 1-749
Certificate Filed in New York County
Commission Expires July 1, 2004

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Note 6 - Deferred compensation and covenant not-to-compete

During 1996, the Company agreed in principal to a deferred compensation agreement and a covenant not-to-compete with a stockholder. Under the deferred compensation agreement, a benefit of $75,000 per year will be paid until the earlier of the following occurs: 1) The expiration of the twenty-year period beginning January 15, 1999; or 2) The death of both the stockholder and his spouse. Upon the death of the stockholder and his spouse, the Company shall have no further obligation for payments. Interest on the unpaid balance is computed at 8% per annum. Interest expense was $54,871 in 2002, and is included in executives' compensation expense.

The stockholder has entered into a series of NASD Form SL5 (three years) and NASD Form SL1 (one year) subordination agreements concerning portions of this obligation.

Under a covenant not-to-compete agreement, the Company agrees to pay the stockholder $89,000 per annum and continuing thereafter until the earlier of the following occurs: 1) The expiration of the twenty-three year period commencing January 15, 1999; or 2) The death of both the stockholder and his spouse. Upon the death of the stockholder and his spouse, the Company shall have no further obligation for payments. This amount is expensed in salary and related expenses.

In addition, as part of the agreement, the Company will pay to the stockholder $33,656 annually, commencing February 1999 and continuing until the death of the stockholder and his spouse or until the date a certain life insurance policy is paid in full. This amount is expensed in salary and related expenses.

Note 7 - Stock split

The Board of Directors approved a ten-for-one stock split for the Company's common stock effective January 2, 2002.

Note 8 - Net capital requirements

The Company is subject to the Securities and Exchange Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio exceeds 10 to 1). At December 31, 2002, the Company had net capital of $870,804, which was $834,591 in excess of its required net capital of $36,213. The Company's net capital ratio was .62 to 1 at December 31, 2002.

CHARLES W. CAMMACK ASSOCIATES, INC.
(An S Corporation)

SCHEDULE OF NET CAPITAL

DECEMBER 31, 2002

Total stockholders' equity	$ 1,379,031
Liabilities subordinated to claims of general creditors allowable in computation of net capital under SL5 agreements	590,000
Total capital and allowable subordinated liabilities	1,969,031
Non-allowable assets deductions and/or charges:	
Accounts receivable	743,269
Leasehold improvements, furnishings and equipment	115,508
Deferred taxes	57,000
Prepaid expenses	49,372
Security deposits	46,800
Total other deductions and/or charges	1,011,949
Net capital before haircuts on securities positions	957,082
Haircuts on securities:	
Other, Citibank Landmark account	62,745
Other, Morgan Stanley Dean Witter	20,233
Other, NASD warrants	3,300
Net capital	$ 870,804
Total liabilities per balance sheet	$ 1,177,188
Less - Subordinated debt	590,000
Deferred tax liabilities	44,000
Aggregate indebtedness	$ 543,188
Computation of basic capital requirement:	
Minimum net capital requirement	$ 36,213
Minimum dollar requirement	$ 5,000
Net capital requirement (the greater of the above amounts)	$ 36,213
Excess net capital at 1000%	$ 816,485
Ratio - Aggregate indebtedness to net capital	.62
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2002) of net capital as reported in Company's Part II (unaudited) FOCUS report	$ 1,107,210
Audit adjustments:	
Other revenue	(62,775)
Other expenses	(191,235)
Non-allowed assets	65,212
Other	(47,608)
Net capital	$ 870,804